Correspondence

Regatta Capital Partners, Inc.
222 Milwaukee Street, Suite 304
Denver, Colorado 80206

October 31, 2011

Raquel Howard
Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:
Regatta Capital Partners, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2010 Filed September 13, 2011
Form 10-QA for the Quarterly Period Ended March 31, 2011 Filed September 13, 2011
Form 10-QA for the Quarterly Period Ended June 30, 2011 Filed September 13, 2011 File No. 000-27609

Dear Ms Howard:

This correspondence has been filed on the EDGAR system in response to the Staff’s comments of October 19, 2011 which is reproduced below for convenience.

Form 10-KA for the Fiscal Year Ended December 31. 2010, filed September 13, 2011

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that your auditor has reissued its audit opinion Please explain to us why the audit report is now dated March 21, 2011 instead a later date.

Response:    The 10-K filed on 03/31/2011 contained an audit report with an incorrect date.  The Amended 10-K filed on September 13, 2011 corrected this error as well as making the changes inherent from describing the Company as being in a development stage to not being in a development stage.  We believe this change is appropriate as the Company is not developing any business operations and permits the deletion of immaterial historical data from the financial statements, particularly the Statement of Stockholders Equity.  As there were no further audit procedures performed and no changes to reported financial data, our auditors did not advise us they would be re-issuing the audit opinion with a later date than the originally correct date of March 21, 2011.

Notes to Financial Statements

2.      Revise to provide an explanatory footnote explaining why the financial statements were amended.  Tell us also why you believe you are not required to file an Item 4.03 Form 8- K.

Response:        The following Note will be added to the Financial Statements upon filing the amended reports.

Non-Development Stage Activities

The Company has amended its Annual Report on Form 10-K and the financial statements contained therein to no longer consider itself to be in the development stage.  The Company has not had any planned operations for the two most recently completed fiscal years ended December 31, 2009 and 2010 and has not adopted any planned operations during the current fiscal year.  The Company’s only business plan has been and continues to be reorganization with a company developing a business or with current operations.

Accordingly, while the Company continues to present its financial statements in conformity with the accounting principles generally accepted in the United States of America, it is no longer following such principles that apply in establishing operating enterprises

Item 9A. Controls and Procedures, page 5
Report of Management on Internal Control over Financial Reporting, page 5

3.     We note your response to comment three from our letter dated August 18, 2011 and we reissue comment in part.  We continue to note your disclosure in the second paragraph of Management’s Annual Report regarding the evaluation of the effectiveness of your internal controls over financial reporting including the statement that your “Chief Executive Officer and Chief Financial Officer concluded and reported that the design and operation of [y]our internal controls and procedures were not effective as of December 31, 2010 due to material weaknesses in the system of internal control.”  Please revise this section to clarify the conclusions of your management as to whether or not your internal controls over financial reporting are effective or not effective as of December 31, 20910.  Refer to Item 308(a)(3) of Regulation S-K for guidance.

4.     Please identify the framework used to evaluate the effectiveness of your internal control over financial reporting in your Item 9A disclosures.  Refer to Item 308(a)(2) of Regulation S-K for guidance.

Response:  We will revise the Section as follows upon filing the amended reports:

Report of Management on Internal Control Over Financial Reporting

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America.  Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

In connection with the preparation of this Annual Report on Form 10-K for the year ended December 31, 2010, our Chief Executive Officer andChief Financial Officer, evaluated the effectiveness of our internal controls over financial reporting, pursuant to Rule 13a-15 under the Exchange Act. In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control -- Integrated Framework.  Our Chief Executive Officer and Chief Financial Officer concluded and reported to the Board of Directors that the design and operation of our internal controls and procedures were not effective as of December 31, 2010 due to material weaknesses in the system of internal control.

Specifically, management identified the following control deficiencies. (1) The Company has not properly segregated duties as only one individual initiates, authorizes, and completes all transactions. The Company has not implemented measures that would prevent the individual from overriding the internal control system.  The Company does not believe that this control deficiency has resulted in deficient financial reporting because the Chief Financial Officer is aware of his responsibilities under the SEC's reporting requirements and personally certifies the financial reports.  (2) The Company has not installed accounting software that prevent erroneous or unauthorized changes to previous reporting periods and its software does not provide an adequate audit trail of entries made in the accounting software.

The Company does not think that this control deficiency has resulted in deficient financial reporting because the Company does not have any assets other than a checking account with a small balance.  Also, given that the amount owed to a related party controlled by the Chief Financial Officer as a result of his lending funds to pay for the ongoing expenses of maintaining the corporate existence and SEC reporting far exceeds the assets of the Company, the risk of the lack of effectiveness of internal controls is further mitigated.  The board of directors also provides oversight over management with respect to financial reporting.

Accordingly, while the Company has identified certain material weaknesses in its system of internal control over financial reporting, it believes that it has taken reasonable steps to ascertain that the financial information contained in this report is in accordance with generally accepted accounting principles.  Management has determined that current resources would be appropriately applied elsewhere and when resources permit, the Company will alleviate material weaknesses through various steps.  The foregoing notwithstanding, management still concludes that its internal controls over financial reporting are not effective.
There have been no material changes in the Company's internal controls or in other factors during the fourth quarter of the fiscal year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect our internal controls over financial reporting.

Form 10-Q/A for the Quarterly Period Ended June 30, 2011, filed September 13, 2011.

Cover Page

5.     Please revise the cover page to indicate the correct quarterly period ended for your Form 10-Q report.

Response:    The cover page of the Quarterly Report will be amended to correctly state the quarterly period being reported.

Upon confirmation that the staff would have no further comments based upon the foregoing amendments, the amended filings shall be promptly submitted.

Sincerely,

/s/ Stephen D. Replin
Stephen D. Replin,
Chief Financial Officer